SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

COMMISSION FILE NUMBER 1-1136

A.	Full title of the plan and the address of plan, if different from that of the issuer named below:

BRISTOL-MYERS SQUIBB PUERTO RICO, INC.

SAVINGS AND INVESTMENT PROGRAM

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BRISTOL-MYERS SQUIBB COMPANY

345 PARK AVENUE

NEW YORK, NY 10154

(212) 546-4000

SIGNATURE

The Program

Pursuant to the requirements of the Securities Exchange Act of 1934, the Bristol-Myers Squibb Company Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

BRISTOL-MYERS SQUIBB PUERTO RICO, INC. SAVINGS AND INVESTMENT PROGRAM

Date: June 26, 2009	By:	/s/Jeffrey Galik
Jeffrey Galik
Chairman, Bristol-Myers Squibb
Company Savings Plan Committee

BRISTOL-MYERS SQUIBB PUERTO RICO, INC.

SAVINGS AND INVESTMENT PROGRAM

INDEX TO FINANCIAL STATEMENTS AND SCHEDULE

Page No.
Report of Independent Registered Public Accounting Firm	2

FINANCIAL STATEMENTS:

Statements of Net Assets Available For Benefits – As of December 31, 2008 and 2007	3

Statement of Changes in Net Assets Available For Benefits – For the Year Ended December 31, 2008	4

Notes to Financial Statements	5 to 15

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Part IV, Line (4i) – Schedule of Assets (Held at Year End) as of December 31, 2008	S-1

EXHIBIT 23a – Consent of Independent Registered Public Accounting Firm	E-1

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants of

The Bristol-Myers Squibb Puerto Rico, Inc.

Savings and Investment Program and the Bristol-Myers Squibb

Company Savings Plan Committee

We have audited the accompanying statements of net assets available for benefits of the Bristol-Myers Squibb Puerto Rico, Inc. Savings and Investment Program (the “Program”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Program’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Program is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Program’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Program as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 are in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the financial statements, effective January 1, 2008 the Program adopted Statement of Financial Accounting Standards No. 157, Fair Value Measurements.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Program’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Parsippany, New Jersey

June 26, 2009

BRISTOL-MYERS SQUIBB PUERTO RICO, INC.

SAVINGS AND INVESTMENT PROGRAM

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2008 AND 2007

Dollars in Thousands	2008	2007
Assets:
Participant directed investments, at fair value:
Program interest in Savings Plan Master Trust	$59,096	$70,516
Loans to participants	1,900	2,993

Total investments	60,996	73,509

Receivables:
Employer contributions	24	3
Participants contributions	51	7
Dividend receivable	278	—
Settlement receivable	64	—

Total receivables	417	10

Net Assets Available for Benefits, at fair value	61,413	73,519

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(529)	(422)

Net Assets Available for Benefits	$60,884	$73,097

The accompanying notes are an integral part of these financial statements.

BRISTOL-MYERS SQUIBB PUERTO RICO, INC.

SAVINGS AND INVESTMENT PROGRAM

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2008

Dollars in Thousands	2008
Additions:
Contributions:
Employer contributions	$2,304
Participants contributions	5,013
Rollover contributions	13
Settlements	118
Interest on participant loans	181

Total additions	7,629

Deductions:
Program’s share of net investment loss in Savings Plan Master Trust	(7,335)
Distributions and withdrawals	(12,445)
Administrative expenses	(62)

Total deductions	(19,842)

Decrease in net assets	(12,213)

Net Assets Available for Benefits:
Beginning of Year	73,097

End of Year	$60,884

The accompanying notes are an integral part of these financial statements.

BRISTOL-MYERS SQUIBB PUERTO RICO, INC.

SAVINGS AND INVESTMENT PROGRAM

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – PROGRAM DESCRIPTION AND RELATED INFORMATION

Description of the Program – The Bristol-Myers Squibb Puerto Rico, Inc. Savings and Investment Program (the Program) is a defined contribution plan sponsored by Bristol-Myers Squibb Puerto Rico, Inc. (the Company). The Program is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The description of the Program in the following Notes provides only general information. Participants should refer to the Program’s governing document and/or Summary Program Description for a more complete description of the Program’s provisions.

Program Administration – The Bristol-Myers Squibb Company Savings Plan Committee (the Committee) is the Program Administrator, as defined by ERISA, of the Program and named fiduciary with respect to Program assets. Fidelity Employer Services Company provides recordkeeping services with respect to the Program. The assets of the Program are maintained in the Bristol-Myers Squibb Company Savings Plan Master Trust (the Savings Plan Master Trust), of which Fidelity Management Trust Company (Fidelity Trust) serves as directed trustee.

NOTE 2 – BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Recently Issued Accounting Standards – Effective January 1, 2008, the Program prospectively adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements, for financial assets and liabilities and any other assets and liabilities carried at fair value. This pronouncement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The Program’s adoption of SFAS No. 157 relating to financial assets and liabilities did not have a material effect on the Program’s financial statements, see “—Note 3. Fair Value Measurement.”

Investment Valuation – The assets of the Program, as well as the assets of the Bristol-Myers Squibb Company Savings and Investment Program (the Savings Program) and the Bristol-Myers Squibb Company Employee Incentive Thrift Plan (the Thrift Plan) are maintained in the Savings Plan Master Trust, see “—Note 6. Savings Plan Master Trust.” For a discussion of the valuation policies for each investment class, see “—Note 3. Fair Value Measurement.”

Income Recognition – Interest, dividends, and realized and unrealized gains and losses earned from participation in the Savings Plan Master Trust are allocated to the Program based upon participants’ account balances and activity. This investment activity is presented on a net basis on the Statement of Changes in Net Assets Available for Benefits as the Program’s share of net investment loss in the Savings Plan Master Trust and is accounted for as follows:

•	Interest is accrued by the Savings Plan Master Trust as earned.

•	Dividends are recorded on the ex-dividend date.

•	Purchases and sales of securities are recorded by the Savings Plan Master Trust on a trade-date basis.

•	Realized gains and losses for security transactions are reported using the average cost method.

Expenses – All expenses incurred by the Program, other than investment management and trustee fees, which are paid from each Savings Plan Master Trust fund’s assets, are paid by the Company. Management fees charged to the Program for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees are reflected as a reduction of investment return for such investments.

Use of Estimates – The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions, based on complex judgments that are considered reasonable, that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions and deductions to the net assets available for benefits during the reporting period. Actual results may or may not differ from estimated results.

BRISTOL-MYERS SQUIBB PUERTO RICO, INC.

SAVINGS AND INVESTMENT PROGRAM

NOTES TO FINANCIAL STATEMENTS

NOTE 2 – BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial Instruments and Investments – The Savings Plan Master Trust holds various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in value of investment securities, it is reasonably possible that significant changes in the values of investment securities could occur in the near term and such changes could have a material adverse effect on the Program’s financial statements.

Income Taxes and Tax Status – The Program is designed to meet the requirements of a qualified plan under Sections 401(a) and 401(k) of the U.S. Internal Revenue Code (U.S. IRC), and Sections 1165(a) and 1165(e) of the Puerto Rico Internal Revenue Code (PR IRC). In the Program’s latest determination letter dated July 8, 2003, the U.S. Internal Revenue Service (U.S. IRS) stated that the Program, as then designed, was in compliance with the applicable requirements of the U.S. IRC. Because the Program is intended to qualify under both the U.S. IRC and the PR IRC, it must meet the qualification requirements of both statutes. The Program was restated in November 2005 to comply with U.S. and Puerto Rico law, as applicable. In March 2006, the Program was submitted to the U.S. IRS for a determination letter as to whether the restated Program meets the qualification requirements of Section 401 of the U.S. IRC and that the trust under the Program continues to be tax-exempt under Section 501(a) of the U.S. IRC. We are awaiting a response from the U.S. IRS with respect to this request. In August 2006, the Program was submitted to the Department of the Treasury of the Commonwealth of Puerto Rico (the PR Treasury) for a determination letter as to whether the Program meets the qualification requirements of Section 1165 of the PR IRC. The PR Treasury issued a favorable determination letter for the Program dated May 2, 2007. The Plan Administrator believes, to the best of its knowledge, that the Program is currently designed and operated in material compliance with the applicable requirements of the U.S. IRC and PR IRC, and that the Program and Savings Plan Master Trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Program’s financial statements. Contributions made by participants on a pre-tax basis, the Company’s matching contributions, and the earnings thereon are not included in participants’ gross income for the purposes of income taxes until distributed from the Program.

NOTE 3 – FAIR VALUE MEASUREMENT

As stated in “—Note 2. Basis of Presentation and Summary of Significant Accounting Policies,” on January 1, 2008, the Program prospectively adopted the methods of fair value as described in SFAS No. 157 to value its financial assets and liabilities. As defined in SFAS No. 157, fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, SFAS No. 157 establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

BRISTOL-MYERS SQUIBB PUERTO RICO, INC.

SAVINGS AND INVESTMENT PROGRAM

NOTES TO FINANCIAL STATEMENTS

NOTE 3 – FAIR VALUE MEASUREMENT (Continued)

In determining fair value, the Program utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as considers counterparty credit risk in its assessment of fair value. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Savings Plan Master Trust’s investment valuation policies are as follows:

•

The Company Stock Fund is valued based upon quoted prices of underlying assets. The Company Stock Fund consists primarily of shares of common stock of Bristol-Myers Squibb Company and are valued based upon quoted prices at the last reported sales price at the end of the year, or, if there was not a sale that day, the last reported bid price. From time to time, the Program may invest in U.S. Government obligations or other investments of a short-term nature, which will ultimately be used for the purchase of shares of common stock of the Bristol-Myers Squibb Company. Such investments are valued at cost plus interest earned, which approximates fair value.

•	Mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Program at year end.

•

Common/collective trust (CCT) fund values are determined daily by the respective fund manager and represent the net asset value of the underlying investments within the respective CCT’s. The net asset value represents the price at which Program participants would transact their respective CCT interest at any point in time.

•	Money market instruments are valued at cost plus interest earned, which approximates their fair value.

•

Fully benefit-responsive investment contracts (Group Annuity Contracts) in the Fixed Income Fund are stated at fair value within the Program interest in Savings Plan Master Trust line item and then adjusted on a separate line item to contract value as reported to the Program by such insurance companies in the Statements of Net Assets Available for Benefits. Fair value of the contracts is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

At any point in time, the Fixed Income Fund’s average yield will be a combined rate based upon the balances and the interest rates of the investments which comprise the fund, and depends on the amount of contributions invested in the fund, the amounts withdrawn from the fund and the amounts transferred to and from the fund. The fund’s average yield is measured by investment performance using general market reporting methods. The average yield of the Program’s share of the Fixed Income Fund for the years ended December 31, 2008 and 2007 was 5.2% and 5.1%, respectively. The crediting interest rate of the Fixed Income Fund as of December 31, 2008 and 2007 was 4.9% and 5.3%, respectively. The crediting interest rate at any date is the weighted-average of the yields on the individual contracts and other investments in the Fixed Income Fund on that date.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

From time to time, the Fixed Income Fund may invest in obligations of the U.S. Government or its agencies, bank investment contracts, other investments of a short-term nature and/or investments in qualified commingled trust funds managed by the trustee for the investment of funds of profit sharing and savings plans and programs. Such investments are valued at cost plus interest earned, which approximates fair value.

•	The value of outstanding participant loans is determined based on the outstanding principal balance as of the last day of the Program year, which approximates fair value.

For information on the fair value hierarchy, by level described above, of the Program’s Savings Plan Master Trust’s investments measured at fair value, see “—Note 6. Savings Plan Master Trust.”

BRISTOL-MYERS SQUIBB PUERTO RICO, INC.

SAVINGS AND INVESTMENT PROGRAM

NOTES TO FINANCIAL STATEMENTS

NOTE 3 – FAIR VALUE MEASUREMENT (Continued)

The following table summarizes the activity for those financial assets where fair value measurements are estimated utilizing Level 3 inputs:

	2008
	Group Annuity	Loans to
Dollars in Thousands	Contracts	Participants
Fair value as of January 1	$632,697	$24,553
Unrealized gains included in Statements of Net Assets Available for Benefits	5,539	—
Purchases, sales, issuances and settlements, net	(73,161)	(4,689)

Fair value as of December 31	$565,075	$19,864

NOTE 4 – PROGRAM PARTICIPATION

Employee Eligibility – Any employee who meets certain service requirements, as defined in Article II; Section 2.1 of the Program document, is eligible to participate in the Program. Employees who are or may become eligible to participate in the Program (participants) may participate in the Program following their date of hire, although the Company matching contributions do not begin until an eligible employee has attained six months of service as prescribed by the Program.

Employee Contributions – Participants can elect to contribute up to 16% of his or her annual benefit salary or wages (as defined in the Program) on a pre-tax and/or after-tax basis, in all events, subject to IRS annual limits and non-discrimination test results. The PR IRC limits the amount of annual pre-tax contributions to the lesser of 10% of the participant’s annual benefit salary or wages (as defined in the Program) or $8 thousand; and, if the participant also contributes to a Puerto Rico – Individual Retirement Account (PR – IRA), the $8 thousand limit will further be reduced by the amount of the PR – IRA contribution. Participants may also elect a combination of contributions up to a combined total of 16%, both on an after-tax and pre-tax basis, subject to applicable limitations. Effective November 1, 2008, the Program was amended to add an annual increase feature, thereby allowing participants to schedule an automatic increase in their pre-tax and/or after-tax contributions to the Program of 1% to 3% annually, subject in all events to the Program’s maximum deferral rate of 16%.

Automatic Contributions – Effective November 1, 2008, the Program was amended to add an automatic enrollment feature. Under this feature, if an eligible employee hired on or after November 1, 2008 does not make a pre-tax and/or after-tax contribution election within his or her first 180 days of employment (from date of hire), the Company will automatically start making contributions to the Program in his or her name at the rate of 6% of his or her annual benefit salary or wages through pre-tax salary reductions starting with the first payroll period after the date that is 180 days after his or her date of hire. These contributions will be identical to pre-tax contributions elected by a participant, including immediate 100% vesting and matched on the same terms. The participant may change the contribution rate, including ceasing all elective contributions, and may elect after-tax or a combination of pre-tax and after-tax elective contributions at any time. In the absence of an affirmative investment direction from the participant, 100% of the automatic contribution will be invested in the qualified default investment alternative, which as of November 1, 2008, is the T. Rowe Price Retirement Funds for retirement in the year closest to the year in which the participant would attain age 65 assuming he or she survived at least until his or her 65th birthday.

Employer Contributions – The Company contributes a matching contribution equal to 75% of pre-tax and/or after-tax contributions up to 6% of the participant’s annual benefit salary or wages elected by a participant at the time of the employee contribution. Under the PR IRC, after-tax contributions not subject to a matching contribution may not exceed 10% of the participant’s annual benefit salary or wages. All contributions are recorded on an accrual basis.

BRISTOL-MYERS SQUIBB PUERTO RICO, INC.

SAVINGS AND INVESTMENT PROGRAM

NOTES TO FINANCIAL STATEMENTS

NOTE 4 – PROGRAM PARTICIPATION (Continued)

Investment Decisions – The Program gives participants the opportunity to direct the manner in which contributions made to the Program in their name, including matching contributions, and earnings thereon, are invested among a variety of investment funds. During the years ended December 31, 2008 and 2007, contributions were invested in any one or more of the funds which comprise the Savings Plan Master Trust, see “—Note 6. Savings Plan Master Trust.” Through November 1, 2008, the default fund for Company matching contributions for participants who do not actively designate a fund for their Company matching contributions was the Fixed Income Fund. Subsequent to November 1, 2008, the default fund for all contributions as to which no affirmative investment direction is given was changed to the qualified default investment alternative, which as of November 1, 2008, is the T. Rowe Price Retirement Funds for retirement in the year closest to the year in which the participant would attain age 65 assuming he or she survived at least until his or her 65th birthday.

Catch-up Contributions – As of January 1, 2007, the PR IRC permitted catch-up contributions. Therefore, as of January 1, 2007, the Program allowed for catch-up contributions for participants who were 50 years of age or older. Catch-up contributions are intended to give “catch-up eligible” participants the opportunity to make additional pre-tax contributions over the applicable U.S. IRC, PR IRC and Program limits. Catch-up contributions can be from 1% to 10% of base pay, up to $1 thousand in 2008 and 2007. There is no Company match on catch-up contributions.

Participant Accounts – Each participant’s account under the Program is credited with the participant’s elected pre-tax and/or after-tax contributions, the Company’s matching contribution, and the participant’s respective share of Program earnings and is charged with participant withdrawals and distributions, and the participant’s respective share of Program losses. The benefit to which a participant is entitled is the participant’s vested Program account.

Participant Loans – While employed, a participant may request a loan from the Program. The amount of the loan may not exceed the lesser of (1) 50% of the participant’s entire vested interest under the Program, determined as of the valuation date, or (2) $50 thousand less the highest outstanding loan balance during the previous 12 months. Loans are secured by the balance in the participant accounts and bear interest at rates set by the Committee. Repayments and interest are credited to the Program account of the participant.

Withdrawals Prior to Retirement – While employed, a participant may withdraw all or part of the employee and vested employer contributions, subject to certain restrictions imposed pursuant to the Program and excise taxes imposed by the U.S. Code and PR IRC.

Vesting – Matching contributions vest at the rate of 20% for each year of qualifying service. In addition, upon becoming eligible for benefits under the Company’s long-term disability benefits plan, death or normal retirement, or, as of January 1, 2008, a “change in control” as defined in the Bristol-Myers Squibb Company Change in Control Separation Benefits Plan, a participant will become 100% vested in matching contributions regardless of his or her years of service. A participant is always 100% vested in pre-tax, after-tax, rollover contributions from other plans and catch-up contributions as well as earnings thereon.

Forfeitures – If a participant’s employment terminates before he or she has become fully vested, the unvested portion of matching contributions credited to his or her account are forfeited and may be used to reduce future matching contributions or pay expenses of Plan administration. During the year ended December 31, 2008, forfeitures totaled $62 thousand. During the year ended December 31, 2008, matching contributions were not reduced by forfeitures. Participants who return to work for the Company who were partially or fully vested prior to their termination will be reinstated to their previous level of vesting and may immediately enroll in the Program.

Termination of Employment and Payment of Benefits – Upon the termination of employment, the participant, or in the event of his or her death, the participant’s spouse or designated beneficiary, may, under varying circumstances, receive (1) a lump sum payment, or (2) equal annual installments over a period not greater than 15 years. If the participant chooses to have the payments made in annual installments, then the participant may also choose to have payments continue to his or her beneficiary if the participant dies before receiving all of the installments. If the participant chooses to have the payment made in installments and does not elect to have payments continue to his or her beneficiary on an installment basis, in the event of the participant’s death, the beneficiary can choose to receive the unpaid balance in a single payment or over a period of two to five years. In each case the payment will be based on the vested value in the respective funds allocated to the participant.

Net Transfers – A participant’s account could be transferred to another company’s qualified defined contribution plan if required under the terms of a Company transaction. Similarly, new accounts could be transferred in from another company’s qualified defined contribution plan, if required under the terms of a business acquisition.

BRISTOL-MYERS SQUIBB PUERTO RICO, INC.

SAVINGS AND INVESTMENT PROGRAM

NOTES TO FINANCIAL STATEMENTS

NOTE 4 – PROGRAM PARTICIPATION (Continued)

Payment of Benefits – Benefit payments are recorded upon distribution. There were no amounts allocated to accounts of persons who have elected to withdraw from the Program but have not yet been paid as of December 31, 2008 and 2007.

Termination of the Program – Although the Company has not expressed any intent to do so, it has the right to discontinue its contributions, amend, and terminate the Program at any time in its sole discretion in accordance with the provisions of ERISA. If the Program is terminated, the interest of each participant in all funds will vest immediately.

NOTE 5 – OTHER SIGNIFICANT PROGRAM ACTIVITY

In January 2008, the Company completed the divestiture of its Medical Imaging business to Avista Capital Partners L.P. (Avista). No participating employee affected by this transaction processed a “Voluntary Elective Transfer” through the Program. All of those employees, who became 100% vested in Program assets, elected to leave their Program accounts with the Program.

In August, 2008, the Company completed the divestiture of its ConvaTec business to Cidron Healthcare Limited, an affiliate of Nordic Capital Fund VII and Avista. In May 2009, there was a trust-to-trust asset transfer of approximately $0.3 million from the Program to a qualified defined contribution plan maintained by Avista. This transfer represents all Program assets associated with those ConvaTec employees involved in this transaction, all of whom became 100% vested in Program assets.

Effective November 1, 2008, the Jennison Associates Small Capital Core Equity Fund was added to the Program as an investment fund available to participants and replaced the Managers Special Equity Fund.

Effective November 1, 2008, the T. Rowe Price Retirement Funds were added to the Program as the qualified default investment alternative.

During 2007, the Company closed certain manufacturing facilities and production lines in Manati, Barceloneta and Mayaguez, Puerto Rico, which resulted in approximately 720 terminations through 2008. All of those employees became 100% vested in their participant Program account.

BRISTOL-MYERS SQUIBB PUERTO RICO, INC.

SAVINGS AND INVESTMENT PROGRAM

NOTES TO FINANCIAL STATEMENTS

NOTE 6 – SAVINGS PLAN MASTER TRUST

The Program’s assets are held in the Savings Plan Master Trust. The Savings Plan Master Trust is a tax-exempt collective trust described in Revenue Ruling 81-100. The Program’s share of the Savings Plan Master Trust’s net assets and investment activities is based upon the total of each individual participant’s share of the Savings Plan Master Trust.

As of December 31, 2008 and 2007, the Statements of Net Assets Available for Benefits of the Savings Plan Master Trust were as follows (The balances as of December 31, 2008 are presented by Level in accordance with SFAS No. 157. See notes to the table below regarding the balances as of December 31, 2007.):

Dollars in Thousands	2008	2007
Investments:
	Level 1
*Company Stock Fund – Bristol-Myers Squibb Company Common Stock	$610,181	$733,068	[a]
Mutual Funds:
*Fidelity Puritan Fund	79,496	123,178	[a]
*Fidelity Growth Company Fund	246,134	444,347	[a]
*Fidelity Retirement Money Market Portfolio	231,896	242,417	[a]
*Fidelity U.S. Bond Index Fund	134,231	122,719	[a]
Dreyfus Appreciation Fund, Inc.	49,174	73,583	[a]
Managers Special Equity Fund	—	66,321	[a]
Vanguard Total International Stock Index Fund – Investor Class	88,674	186,115	[a]
American Funds EuroPacific Growth Fund – Class R5	84,776	155,808	[a]
T. Rowe Price Retirement Funds	8,386	—
*Company Stock Fund – Fidelity Management Trust Company Institutional Cash Portfolio	7,958	10,134	[c]
*Fixed Income Fund – Fidelity Institutional Cash Portfolio Money Market and Other	173,972	46,577	[c]

Total Level 1 Investments	1,714,878

	Level 2
Common Collective Trusts:
*Fidelity U.S. Equity Index Commingled Pool – Class 2	203,576	358,593	[b]
The Goldman Sachs Collective Trust Strategic Value Fund	118,135	213,848	[b]
Northern Trust Global Investments QM Daily Russell 2000 Equity Index Fund	81,230	132,500	[b]
Jennison Associates Small Capital Core Equity Fund	34,954	—

Total Level 2 Investments	437,895

	Level 3
Fixed Income Fund - Group Annuity Contracts (see Note 7)	565,075	632,697	[b]

Total Investments, at fair value	2,717,848	3,541,905
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(10,121)	(4,582)

Net Assets of the Savings Plan Master Trust	$2,707,727	$3,537,323

Program’s interest in Savings Plan Master Trust, at fair value	$59,096	$70,516

Program’s interest in Savings Plan Master Trust, at fair value, as a percentage of the total	2%	2%

	Level 3

Loans to participants	$19,864	$24,553	[d]

Program’s interest in loans to participants	$1,900	$2,993

* – Denotes a party-in-interest to the Program.

a – Determined based on quoted market-price.

b – Determined based on underlying fair value of investments held.

c – Stated at cost plus interest earned, which approximates fair value.

d – Determined based on the outstanding principal balance as of the last day of the year.

BRISTOL-MYERS SQUIBB PUERTO RICO, INC.

SAVINGS AND INVESTMENT PROGRAM

NOTES TO FINANCIAL STATEMENTS

NOTE 6 – SAVINGS PLAN MASTER TRUST (Continued)

The Program’s share of investments within the Savings Plan Master Trust stated at fair value that represented 5% or more of the Program’s net assets available for benefits as of December 31, 2008 and 2007 are as follows:

Dollars in Thousands	2008	2007

Investments:

Company Stock Fund – Bristol-Myers Squibb Company Common Stock	$20,798	$26,233
Fixed Income Fund – Group Annuity Contracts, Prudential Life Insurance Company **	9,794	*
Fixed Income Fund – Group Annuity Contracts, New York Life Insurance Company ***	8,521	9,683
Fixed Income Fund – Group Annuity Contracts, Principal Mutual Life Insurance Company ****	5,450	7,670

Fidelity U.S. Equity Index Commingled Pool – Class 2	*	5,328
Fidelity Growth Company Fund	*	4,853

* Investments less than 5% of net assets available for benefits.

** The contract value of this investment was $9,555 for 2008.

*** The contract value of this investment was $8,521 for 2008 and $9,446 for 2007.

**** The contract value of this investment was $5,161 for 2008 and $7,487 for 2007.

The total investment loss of the Savings Plan Master Trust for the year ended December 31, 2008 was as follows:

Dollars in Thousands	2008
Investment income, net:
Interest income	$43,653
Dividend income	56,438
Net depreciation in fair value of investments	(749,075)

Total investment loss	$(648,984)

The net depreciation in the fair value of the Savings Plan Master Trust investments (including gains and losses on investments bought and sold, as well as held during the year) by fund for the year ended December 31, 2008 was as follows:

Dollars in Thousands	2008
Level 1
Company Stock Fund – Bristol-Myers Squibb Company Common Stock	$(91,604)
Fidelity Puritan Fund	(37,162)
Fidelity Growth Company Fund	(176,731)
Fidelity U.S. Bond Index Fund	(1,461)
Dreyfus Appreciation Fund, Inc.	(26,447)
Managers Special Equity Fund	(23,639)
Vanguard Total International Stock Index Fund – Investor Class	(79,244)
American Funds EuroPacific Growth Fund – Class R5	(68,433)
T. Rowe Price Retirement Funds	(242)
Level 2
Fidelity U.S. Equity Index Commingled Pool – Class 2	(125,097)
The Goldman Sachs Collective Trust Strategic Value Fund – CCT	(75,516)
Northern Trust Global Investments Russell 2000 Equity Index Fund – CCT	(42,575)
Jennison Associates Small Capital Core Equity Fund – CCT	(924)

Net depreciation in the fair value of investments	$(749,075)

BRISTOL-MYERS SQUIBB PUERTO RICO, INC.

SAVINGS AND INVESTMENT PROGRAM

NOTES TO FINANCIAL STATEMENTS

NOTE 7 – FIXED INCOME FUND

The Program mandates offering a Fixed Income Fund as an investment fund available to participants. As the Fixed Income Fund, the Savings Plan Master Trust holds Group Annuity Contracts in several fully benefit-responsive investment contracts with various insurance companies within the Fixed Income Fund under which the insurance companies provide a guarantee of principal and credit interest at a guaranteed rate. The insurance companies maintain the contributions in a general account, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Each contract is presented in the Statements of Net Assets Available for Benefits at fair value within the Program interest in Savings Plan Master Trust line item and then adjusted on a separate line item in the Statement of Net Assets Available for Benefits to contract value as reported to the Program by such insurance companies per Financial Accounting Standards Board Staff Position, AICPA Audit and Accounting Guide, Investment Companies INV-1 and Statements of Position 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Program management believes that the occurrence of events that would cause the Program to transact at less than contract value is not probable. The insurance companies may not terminate a contract at any amount less than contract value.

The fully benefit-responsive investment contracts held in the Fixed Income Fund as of December 31, 2008 and 2007 are as follows:

		Per Annum			Per Annum
		Interest Rates on	Maturity Dates		Interest Rates on	Maturity Dates
		Contracts Held	on Contracts Held		Contracts Held	on Contracts Held
Dollars in Thousands	2008	During 2008	During 2008	2007	During 2007	During 2007

Group Annuity Contracts, New York Life Insurance Company	$8,521	5.21% to 5.54%	Varying through 2011	$74,771	5.54% to 5.56%	Varying through 2011
Group Annuity Contracts, Metropolitan Life Insurance Company	76,021	2.98% to 5.31%	Varying through 2013	117,070	2.98% to 4.70%	Varying through 2009
Group Annuity Contract, SunAmerica Life Insurance	53,773	4.53%	2009	51,268	4.53%	2009
Group Annuity Contracts, Prudential Life Insurance Company	180,908	4.09% to 5.03%	Varying through 2013	153,156	4.09% to 5.03%	Varying through 2010
Group Annuity Contracts, Principal Mutual Life Insurance Company	131,586	4.85% to 5.47%	Varying through 2010	126,043	4.85% to 5.47%	Varying through 2010
Group Annuity Contracts, John Hancock Mutual Life Insurance Company	34,366	4.03%	2009	32,485	4.03%	2009
Group Annuity Contracts, Hartford Life	79,900	5.12% to 5.86%	2012	77,904	5.12% to 5.86%	2012

Total Group Annuity Contracts, at fair value	$565,075			$632,697

BRISTOL-MYERS SQUIBB PUERTO RICO, INC.

SAVINGS AND INVESTMENT PROGRAM

NOTES TO FINANCIAL STATEMENTS

NOTE 7 - FIXED INCOME FUND (Continued)

The insurance companies are contractually obligated to pay the principal and specified interest rate that is guaranteed to the Program. All contracts pay interest on a net basis. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than the percentage based on the individual contracts which range during 2008 from 2.98% to 5.86%. The average yields for investment contracts with insurance companies on an overall Savings Plan Master Trust level for the years ended December 31, 2008 and 2007 are as follows:

	2008	2007
Average yields:
Based on annualized earnings (1)	4.17%	4.64%
Based on interest rate credited to participants (2)	4.17%	4.64%

(1)	Computed by dividing the annualized one-day actual earnings of the contract on the last day of the Program year by the fair value of the investments on the same date.
(2)	Computed by dividing the annualized one-day earnings credited to participants on the last day of the Program year by the fair value of the investments on the same date.

NOTE 8 – ERISA LITIGATION AND SECURITIES LITIGATION

In August 2006, $283 thousand of settlement proceeds were received by the Program in the following matters: In re BMS Securities Litigation, 02 Civ. 2251 (LAP) (S.D.N.Y.), U.S. Securities and Exchange Commission v. BMS. No. 04-3680 (FSH) (D.N.J.), and Deferred Prosecution Agreement, executed June 15, 2005, between the Company and the U.S. Department of Justice. This amount represented approximately 80% of total settlement proceeds to be received by the Program and was allocated and posted to the Program accounts of eligible class members in August 2006. In November 2008, the Court approved the release of the remaining net settlement proceeds of approximately $2.94 million to the Savings Plan Master Trust. The Program’s share of the net settlement proceeds approximated $64 thousand and will be distributed, allocated and posted to the Program accounts in 2009. The Program’s share of the net settlement proceeds were treated as a settlement receivable on the Statements of Net Assets Available for Benefits as of December 31, 2008.

In June 2006, U.S. Trust Company, N.A., as independent fiduciary for the Qualified Plans, submitted a proof of claim in connection with the settlement of the securities class action captioned In re BMS Securities Litigation, No. 00-1990 (N.J). In the second quarter of 2008, the Court approved a distribution order authorizing the distribution of the net settlement proceeds. Total net settlement proceeds distributed to the Savings Plan Master Trust in August 2008 approximated $1.83 million. The Program’s share of these settlement proceeds approximated $54 thousand.

NOTE 9 – EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Program investments are shares in registered mutual funds or units in pooled investment funds managed by affiliates of Fidelity Trust through the Savings Plan Master Trust. The transactions involving the registered mutual funds are exempt party-in-interest transactions pursuant to the Department of Labor Prohibited Transaction Class Exemption 77-4 and the transactions involving the pooled investment funds are exempt party-in-interest transactions pursuant to Section 408(b)(8) of ERISA. The Program also invests in shares of the Company. As of December 31, 2008 and 2007, the Program held 0.9 million shares and 1.0 million shares, respectively, of Company common stock with a cost basis of $21.8 million and $25.3 million, respectively. During the year ended December 31, 2008, the Program recorded dividend income on the Company’s common stock of $1.5 million. The transactions in Company common stock were exempt party-in-interest transactions pursuant to section 408(e) of ERISA. In addition, certain Program participants borrowed from the Program. As of December 31, 2008 and 2007, the outstanding loans of the Program participants were $1.9 million and $3.0 million, respectively, with interest rates ranging from 5.0% to 10.0% and varying maturity dates. Program participants are a party-in-interest to the Program and these loans were exempt party-in-interest transactions pursuant to section 408(b)(1) of ERISA.

BRISTOL-MYERS SQUIBB PUERTO RICO, INC.

SAVINGS AND INVESTMENT PROGRAM

NOTES TO FINANCIAL STATEMENTS

NOTE 10 – SUBSEQUENT EVENT

During February 2009, Mead Johnson Nutrition Company (Mead Johnson) completed an initial public offering subsequent to which the Company now holds an 83.1% interest in Mead Johnson. In February 2009, there was a trust-to-trust asset transfer of approximately $846 thousand from the Program to a Savings Program maintained by Mead Johnson. This transfer represents all Program assets associated with active employees of Mead Johnson as of February 9, 2009.

FORM 5500, SCHEDULE H, PART IV, LINE (4i)	PLAN NUMBER: 002
EIN NUMBER: 66-0256665

BRISTOL-MYERS SQUIBB PUERTO RICO, INC.

SAVINGS AND INVESTMENT PROGRAM

SCHEDULE OF ASSETS (HELD AT YEAR END)

DECEMBER 31, 2008

(IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost Value **	(e) Current Value

*	Program participants	Participant loans, with varying maturity dates ranging from 2009 to 2014, and interest rates from 5.0% to 10.0%	$ —	$ 1,900

		Total		$ 1,900

*	Denotes a party-in-interest to the Program.
**	Cost information is not required for participant directed investments.

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